SCHEDULE 13G

Under the Securities Exchange Act of 1934

Tengion, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88034G 10 9

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

Page 1 of 9 pages

CUSIP No. 88034g 10 9
1.	Names of Reporting Persons. HealthCap IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,778,493 shares of Common Stock (2)(3)(4)(5)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,778,493 shares of Common Stock (2)(3)(4)(5)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,778,493 shares of Common Stock (2)(3)(4)(5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.4% (6)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13G.
(2)	Includes 975,651 shares of Common Stock held directly by HealthCap LP. HealthCap IV GP SA, L.L.C. (“HealthCap SA”), is the sole general partner of HealthCap LP and has voting and investment control over the shares held by HealthCap LP. HealthCap SA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap SA, may be deemed to possess voting and investment control over the shares held by HealthCap LP and may be deemed to have indirect beneficial ownership of the shares held by HealthCap LP. Such persons disclaim beneficial ownership of shares held by HealthCap LP except to the extent of any pecuniary interest therein.
(3)	Includes 71,181 shares of Common Stock held directly by HealthCap KB. HealthCap IV GP AB, L.L.C. (“HealthCap AB”), is the sole general partner of HealthCap KB and has voting and investment control over the shares held by HealthCap KB. HealthCap AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap AB, may be deemed to possess voting and investment control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap KB except to the extent of any pecuniary interest therein.
(4)	Includes 704,985 shares of Common Stock held directly by HealthCap BIS. HealthCap IV GP SA, L.L.C. (“HealthCap SA”), is the sole general partner of HealthCap BIS and has voting and investment control over the shares held by HealthCap BIS. HealthCap SA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap SA, may be deemed to possess voting and investment control over the shares held by HealthCap BIS and may be deemed to have indirect beneficial ownership of the shares held by HealthCap BIS. Such persons disclaim beneficial ownership of shares held by HealthCap BIS except to the extent of any pecuniary interest therein.
(5)	Includes 26,676 shares of Common Stock held directly by OFCO Club. Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO Club and has voting and investment control over the shares held by OFCO Club. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of OFCO AB, may be deemed to possess voting and investment control over the shares held by OFCO Club and may be deemed to have indirect beneficial ownership of the shares held by OFCO Club. Such persons disclaim beneficial ownership of shares held by OFCO Club except to the extent of any pecuniary interest therein.
(6)	This percentage is calculated based upon 12,356,436 shares of Common Stock outstanding as of October 26, 2010 based on disclosure in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2010.

Page 2 of 9 pages

CUSIP No. 88034g 10 9
1.	Names of Reporting Persons. HealthCap IV, K.B.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,778,493 shares of Common Stock (2)(3)(4)(5)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,778,493 shares of Common Stock (2)(3)(4)(5)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,778,493 shares of Common Stock (2)(3)(4)(5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.4% (6)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of the Schedule 13G.
(2)	Includes 975,651 shares of Common Stock held directly by HealthCap LP. HealthCap IV GP SA, L.L.C. (“HealthCap SA”), is the sole general partner of HealthCap LP and has voting and investment control over the shares held by HealthCap LP. HealthCap SA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap SA, may be deemed to possess voting and investment control over the shares held by HealthCap LP and may be deemed to have indirect beneficial ownership of the shares held by HealthCap LP. Such persons disclaim beneficial ownership of shares held by HealthCap LP except to the extent of any pecuniary interest therein.
(3)	Includes 71,181 shares of Common Stock held directly by HealthCap KB. HealthCap IV GP AB, L.L.C. (“HealthCap AB”), is the sole general partner of HealthCap KB and has voting and investment control over the shares held by HealthCap KB. HealthCap AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap AB, may be deemed to possess voting and investment control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap KB except to the extent of any pecuniary interest therein.
(4)	Includes 704,985 shares of Common Stock held directly by HealthCap BIS. HealthCap IV GP SA, L.L.C. (“HealthCap SA”), is the sole general partner of HealthCap BIS and has voting and investment control over the shares held by HealthCap BIS. HealthCap SA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap SA, may be deemed to possess voting and investment control over the shares held by HealthCap BIS and may be deemed to have indirect beneficial ownership of the shares held by HealthCap BIS. Such persons disclaim beneficial ownership of shares held by HealthCap BIS except to the extent of any pecuniary interest therein.
(5)	Includes 26,676 shares of Common Stock held directly by OFCO Club. Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO Club and has voting and investment control over the shares held by OFCO Club. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of OFCO AB, may be deemed to possess voting and investment control over the shares held by OFCO Club and may be deemed to have indirect beneficial ownership of the shares held by OFCO Club. Such persons disclaim beneficial ownership of shares held by OFCO Club except to the extent of any pecuniary interest therein.
(6)	This percentage is calculated based upon 12,356,436 shares of Common Stock outstanding as of October 26, 2010 based on disclosure in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2010.

Page 3 of 9 pages

CUSIP No. 88034g 10 9
1.	Names of Reporting Persons. HealthCap IV BIS, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,778,493 shares of Common Stock (2)(3)(4)(5)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,778,493 shares of Common Stock (2)(3)(4)(5)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,778,493 shares of Common Stock (2)(3)(4)(5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.4% (6)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of the Schedule 13G.
(2)	Includes 975,651 shares of Common Stock directly held by HealthCap LP. HealthCap IV GP SA, L.L.C. (“HealthCap SA”), is the sole general partner of HealthCap LP and has voting and investment control over the shares held by HealthCap LP. HealthCap SA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap SA, may be deemed to possess voting and investment control over the shares held by HealthCap LP and may be deemed to have indirect beneficial ownership of the shares held by HealthCap LP. Such persons disclaim beneficial ownership of shares held by HealthCap LP except to the extent of any pecuniary interest therein.
(3)	Includes 71,181 shares of Common Stock held directly by HealthCap KB. HealthCap IV GP AB, L.L.C. (“HealthCap AB”), is the sole general partner of HealthCap KB and has voting and investment control over the shares held by HealthCap KB. HealthCap AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap AB, may be deemed to possess voting and investment control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap KB except to the extent of any pecuniary interest therein.
(4)	Includes 704,985 shares of Common Stock held directly by HealthCap BIS. HealthCap IV GP SA, L.L.C. (“HealthCap SA”), is the sole general partner of HealthCap BIS and has voting and investment control over the shares held by HealthCap BIS. HealthCap SA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap SA, may be deemed to possess voting and investment control over the shares held by HealthCap BIS and may be deemed to have indirect beneficial ownership of the shares held by HealthCap BIS. Such persons disclaim beneficial ownership of shares held by HealthCap BIS except to the extent of any pecuniary interest therein.
(5)	Includes 26,676 shares of Common Stock held directly by OFCO Club. Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO Club and has voting and investment control over the shares held by OFCO Club. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of OFCO AB, may be deemed to possess voting and investment control over the shares held by OFCO Club and may be deemed to have indirect beneficial ownership of the shares held by OFCO Club. Such persons disclaim beneficial ownership of shares held by OFCO Club except to the extent of any pecuniary interest therein.
(6)	This percentage is calculated based upon 12,356,436 shares of Common Stock outstanding as of October 26, 2010 based on disclosure in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2010.

Page 4 of 9 pages

CUSIP No. 88034g 10 9
1.	Names of Reporting Persons. OFCO Club IV
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,778,493 shares of Common Stock (2)(3)(4)(5)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,778,493 shares of Common Stock (2)(3)(4)(5)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,778,493 shares of Common Stock (2)(3)(4)(5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.4% (6)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of the Schedule 13G.
(2)	Includes 975,651 shares of Common Stock held directly by HealthCap LP. HealthCap IV GP SA, L.L.C. (“HealthCap SA”), is the sole general partner of HealthCap LP and has voting and investment control over the shares held by HealthCap LP. HealthCap SA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap SA, may be deemed to possess voting and investment control over the shares held by HealthCap LP and may be deemed to have indirect beneficial ownership of the shares held by HealthCap LP. Such persons disclaim beneficial ownership of shares held by HealthCap LP except to the extent of any pecuniary interest therein.
(3)	Includes 71,181 shares of Common Stock held directly by HealthCap KB. HealthCap IV GP AB, L.L.C. (“HealthCap AB”), is the sole general partner of HealthCap KB and has voting and investment control over the shares held by HealthCap KB. HealthCap AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap AB, may be deemed to possess voting and investment control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap KB except to the extent of any pecuniary interest therein.
(4)	Includes 704,985 shares of Common Stock held directly by HealthCap BIS. HealthCap IV GP SA, L.L.C. (“HealthCap SA”), is the sole general partner of HealthCap BIS and has voting and investment control over the shares held by HealthCap BIS. HealthCap SA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap SA, may be deemed to possess voting and investment control over the shares held by HealthCap BIS and may be deemed to have indirect beneficial ownership of the shares held by HealthCap BIS. Such persons disclaim beneficial ownership of shares held by HealthCap BIS except to the extent of any pecuniary interest therein.
(5)	Includes 26,676 shares of Common Stock held directly by OFCO Club. Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO Club and has voting and investment control over the shares held by OFCO Club. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of OFCO AB, may be deemed to possess voting and investment control over the shares held by OFCO Club and may be deemed to have indirect beneficial ownership of the shares held by OFCO Club. Such persons disclaim beneficial ownership of shares held by OFCO Club except to the extent of any pecuniary interest therein.
(6)	This percentage is calculated based upon 12,356,436 shares of Common Stock outstanding as of October 26, 2010 based on disclosure in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2010.

Page 5 of 9 pages

Item 1.

(a)	Name of Issuer:

Tengion, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2900 Potshop Lane

East Norriton, PA 19403

Item 2.

(a)	Name of Person Filing:

HealthCap IV, L.P. (“HealthCap LP”)

HealthCap IV, K.B. (“HealthCap KB”)

HealthCap IV BIS, L.P. (“HealthCap BIS”)

OFCO Club IV (“OFCO Club”)

(b)	Address of Principal Business Office or, if none, Residence:

HealthCap IV, L.P.

18 Avenue d’Ouchy

Lausanne, Switzerland CH-1006

HealthCap IV, K.B.

Strandvägen 5B

SE-114 51, Stockholm, Sweden

HealthCap IV BIS, L.P.

18 Avenue d’Ouchy

Lausanne, Switzerland CH-1006

OFCO Club IV

C/O Odlander, Fredrikson & Co AB

Strandvägen 5B

SE-114 51, Stockholm, Sweden

(c)	Citizenship:

HealthCap IV is a Delaware limited partnership

HealthCap KB is a Swedish limited partnership (Kommanditbolag)

HealthCap BIS is a Delaware limited partnership

OFCO Club is a Swedish non-registered partnership (enkelt bolag) legally existing under the laws of Sweden. (Swedish non-registered partnerships are regulated in the Swedish Law – Lag (1980:1102) om handelsbolag och enkla bolag)

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number:

88034g 10 9

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

Page 6 of 9 pages

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of Shares as to which such persons have:

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2010.

Reporting Persons	Shares of Common Stock Held Directly		Sole Voting Power	Shared Voting Power (5)	Sole Dispositive Power	Shared Dispositive Power (5)	Beneficial Ownership (5)	Percentage of Class (5, 6)
HealthCap LP	975,651	(1)	0	1,778,493	0	1,778,493	1,778,493	14.4%
HealthCap KB	71,181	(2)	0	1,778,493	0	1,778,493	1,778,493	14.4%
HealthCap BIS	704,985	(3)	0	1,778,493	0	1,778,493	1,778,493	14.4%
OFCO Club	26,676	(4)	0	1,778,493	0	1,778,493	1,778,493	14.4%

(1)	Shares held directly by HealthCap LP. HealthCap IV GP SA, L.L.C. (“HealthCap SA”), is the sole general partner of HealthCap LP and has voting and investment control over the shares held by HealthCap LP. HealthCap SA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap SA, may be deemed to possess voting and investment control over the shares held by HealthCap LP and may be deemed to have indirect beneficial ownership of the shares held by HealthCap LP. Such persons disclaim beneficial ownership of shares held by HealthCap LP except to the extent of any pecuniary interest therein.
(2)	Shares held directly by HealthCap KB. HealthCap IV GP AB, L.L.C. (“HealthCap AB”), is the sole general partner of HealthCap KB and has voting and investment control over the shares held by HealthCap KB. HealthCap AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap AB, may be deemed to possess voting and investment control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap KB except to the extent of any pecuniary interest therein.
(3)	Shares held directly by HealthCap BIS. HealthCap IV GP SA, L.L.C. (“HealthCap SA”), is the sole general partner of HealthCap BIS and has voting and investment control over the shares held by HealthCap BIS. HealthCap SA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap SA, may be deemed to possess voting and investment control over the shares held by HealthCap BIS and may be deemed to have indirect beneficial ownership of the shares held by HealthCap BIS. Such persons disclaim beneficial ownership of shares held by HealthCap BIS except to the extent of any pecuniary interest therein.

Page 7 of 9 pages

(4)	Shares held directly by OFCO Club. Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO Club and has voting and investment control over the shares held by OFCO Club. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of OFCO AB, may be deemed to possess voting and investment control over the shares held by OFCO Club and may be deemed to have indirect beneficial ownership of the shares held by OFCO Club. Such persons disclaim beneficial ownership of shares held by OFCO Club except to the extent of any pecuniary interest therein.
(5)	Represents the number of shares of Common Stock currently underlying all Securities held by Reporting Persons.
(6)	This percentage is calculated based upon 12,356,436 shares of Common Stock outstanding as of October 26, 2010 based on disclosure in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2010.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2011
Date

HealthCap IV, L.P.
By its Sole General Partner, HealthCap IV GP SA, L.L.C.

By /s/ Peder Fredrikson

Print Name Peder Fredrikson

Title President

HealthCap IV, K.B.
By its Sole General Partner, HealthCap IV GP AB, L.L.C.

By /s/ Anki Forsberg

Print Name Anki Forsberg

Title Partner

By /s/ Björn Odlander

Print Name Björn Odlander

Title Partner

HealthCap IV BIS, L.P.
By its Sole General Partner, HealthCap IV GP SA, L.L.C.

By /s/ Peder Fredrikson

Print Name Peder Fredrikson

Title President

OFCO Club IV
By Odlander, Fredrikson & Co AB, L.L.C., as a member and on behalf of all members, if any, of the OFCO Club IV

By /s/ Anki Forsberg

Print Name Anki Forsberg

Title Partner

By /s/ Björn Odlander

Print Name Björn Odlander

Title Partner

Page 9 of 9 pages